UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                              (Amendment No. 11)


                                GENENTECH, INC.

______________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
                                $.02 PAR VALUE

______________________________________________________________________________
                        (Title of Class of Securities)

                                   368710208
______________________________________________________________________________
                                (CUSIP Number)

                               Peter R. Douglas
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY  10017
                           Tel. No.:  (212) 450-4000
______________________________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 7, 1995
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 368710208
______________________________________________________________________________
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            ROCHE HOLDINGS, INC.
            51-0304944
______________________________________________________________________________
      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [ ]
                                                            (b)   [ ]
______________________________________________________________________________
      (3)   SEC Use Only
______________________________________________________________________________
      (4)   Source of Funds         WC
______________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                          [ ]
______________________________________________________________________________
      (6)   Citizenship or Place of Organization

            United States of America
______________________________________________________________________________
Number of        (7)  Sole Voting Power                     76,621,009 Shares
Shares Bene-                                                     Common Stock
  ficially
  Owned by-      (8)  Shared Voting Power                            0 Shares
Each Report-
ing Person -     (9)  Sole Dispositive Power                76,621,009 Shares
  With                                                           Common Stock

                (10)  Shared Dispositive Power                       0 Shares
______________________________________________________________________________
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  76,621,009 Shares of Common Stock
______________________________________________________________________________
      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [ ]

______________________________________________________________________________
      (13)  Percent of Class Represented by Amount in Row (11)

                  65.2% of Common Stock
______________________________________________________________________________
      (14)  Type of Reporting Person (See Instructions)

                              CO, HC


            The following information amends and supplements the Schedule 13D dated September 17, 1990, as previously amended (as so amended, the "Schedule 13D").

            Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $.02 per share (the "Common Stock") of Genentech, Inc., a Delaware corporation (the "Company"). Pursuant to the terms of the Company's Certificate of Incorporation, at the close of business on June 30, 1995, each outstanding share of Redeemable Common Stock, par value $.02 per share (the "Redeemable Common Stock") of the Company was automatically converted into one share of Common Stock of the Company. The principal executive offices of the Company are located at 460 Point San Bruno Boulevard, San Francisco, California 94080.

            Item 2. Identity and Background.

            This statement is filed by Roche Holdings, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance") and wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Purchaser, Finance, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

            The address of the principal offices of Purchaser is 15 East North Street, Dover, Delaware 19901. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

            Item 3. Source and Amount of Consideration

            No shares of Common Stock or its predecessor Redeemable Common Stock were acquired by any of the Reporting Persons between May 25, 1995, on which date Amendment 10 to the Schedule 13D was filed, and July 7, 1995.

            Item 4. Purpose of Transaction

            On July 7, 1995, Purchaser, HLR (U.S.) II, Inc., a wholly-owned subsidiary of Purchaser, and the Company entered into an Amendment Agreement (the "Agreement"), which effects certain amendments to the Agreement and Plan of Merger (the "Merger Agreement") among Purchaser, H.L.R. (U.S.) II, Inc. and the Company, dated as of May 23, 1995, and the exhibits thereto. A copy of the Agreement is attached hereto as Exhibit 7.6. On July 10, 1995, the Company issued a press release announcing certain amendments effected by the Agreement and the settlement of certain shareholder litigation arising in connection with the Merger Agreement. A copy of the press release is attached hereto as Exhibit 7.7. Each of the Agreement and the press release are incorporated herein by reference.

            Between May 25, 1995, on which date Amendment 10 to the Schedule 13D was filed, and July 7, 1995, the Reporting Persons did not purchase any shares of Common Stock or its predecessor Redeemable Common Stock. Subject to market conditions and other factors (including limits imposed by the Governance Agreement between Purchaser and the Company), the Purchaser expects that it or its affiliates may acquire additional Genentech stock from time to time in the future in open-market, privately negotiated or other transactions.

            Item 5.  Interest in the Securities of the Issuer.

            (a) Prior to June 30, 1995, the Purchaser was the beneficial owner of 67,133,409 shares of Common Stock (100% of the Common Stock then outstanding) and 9,487,600 shares of Redeemable Common Stock (18.8% of the 50,447,727 shares of Redeemable Common Stock outstanding as of March 31, 1995 according to the Company's Form 10-Q for the quarter ended March 31, 1995 (the "10-Q")). Pursuant to the terms of the Company's Certificate of Incorporation, at the close of business on June 30, 1995, each outstanding share of Redeemable Common Stock was automatically converted into one share of Common Stock. As a result of that conversion, the Purchaser currently is the beneficial owner of 65.2% of the 117,581,136 shares of outstanding Common Stock.

            Except as set forth herein, neither the Reporting Persons nor any other person controlling the Reporting Parties nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto beneficially owns any Common Stock, except that Prof. Jurgen Drews owns 200 shares of Common Stock and has been granted stock options by the Company to purchase 15,000 shares of Common Stock at $25.50 per share, all of which are issuable under currently exercisable stock options and options exercisable within sixty days of July 7, 1995, and 15,000 shares of Common Stock at $26.50 per share, all of which are issuable under currently exercisable stock options and options exercisable within sixty days of July 7, 1995, and Dr. Franz B. Humer has been granted stock options by the Company to purchase 15,000 shares of Common Stock at $48.875, none of which are issuable under currently exercisable stock options or options exercisable within sixty days of July 7, 1995.

            (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any Common Stock nor sole or shared power to dispose of or direct the disposition of any Common Stock.

            (c) No transactions in Common Stock or its predecessor Redeemable Common Stock have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein, in the Schedule 13D and previous amendments thereto.

            Item 7.  Material Filed as Exhibits.

            Exhibit 7.6 Amendment Agreement among Roche Holdings, Inc., HLR (U.S.) II, Inc. and Genentech, Inc. dated July 7, 1995.

            Exhibit 7.7       Press Release issued July 10, 1995 by Genentech,
                              Inc.



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

            Dated:  July 10, 1995


                                          ROCHE HOLDINGS, INC.


                                          By /s/ Henri B. Meier
                                             ---------------------------------
                                             Name:    Henri B. Meier
                                             Title:   Vice President, Finance,
                                                      Accounting




                                                      SCHEDULE A


                      Executive Officers and Directors(*)
                                      of
                             Roche Holdings, Inc.


            The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refer to Roche Holding Ltd and each individual is a Swiss citizen.


                                          Present Principal
Name, Business Address                     Occupation
- ----------------------                    -----------------

*Mr. Fritz Gerber                         Chairman of the Board,
(President)                                President and
                                           Chief Executive Officer

*Dr. Henri B. Meier                       Chief Financial Officer
(Vice President and
Treasurer)

Peter N. Schiller                         Attorney-at-Law
Hoffstots Lane
Sands Point, New York  11050
(Secretary)

                                                                    SCHEDULE B


                      Executive Officers and Directors(*)
                                      of
                               Roche Finance Ltd


            The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

                                                Present Principal
Name, Business Address                           Occupation
- ----------------------                          -----------------

*Mr. Fritz Gerber                               Chairman of the Board,
(President)                                      President and
                                                 Chief Executive Officer

*Dr. Andres F. Leuenberger                      Vice Chairman of the
                                                 Board

*Dr. Henri B. Meier                             Chief Financial Officer



                                                                    SCHEDULE C


                      Executive Officers and Directors(*)
                                      of
                               Roche Holding Ltd


            The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Dr. Drews is a German citizen and Mr. Belingard is a French citizen.


                                          Present Principal
Name, Business Address                     Occupation
- ----------------------                    -----------------

*Mr. Fritz Gerber                         Chairman of the Board and
                                           Chief Executive Officer

*Dr. Lukas Hoffmann                       Vice Chairman of the Board
Le petit Essert                            Vice Chairman of WWF
1147 Montricher, Switzerland               International
                                           (a nonprofit organization)

*Dr. Andres F. Leuenberger                Vice Chairman and Delegate
                                           of the Board

*Dr. h.c. Paul Sacher                     Conductor and Founder of
Haus auf Burg                              Paul Sacher Foundation
Muensterplatz 4                            (a nonprofit organization)
4051 Basel, Switzerland

*Dr. Franz B. Humer                       General Manager, Head of
                                           Pharmaceuticals Division

*Dr. Henri B. Meier                       Chief Financial Officer

*Dr. Jakob Oeri                           Surgeon and retired
St. Alban - Vorstadt 71                    Head Physician,
4052 Basel, Switzerland                    Kantonsspital Basel
                                           (hospital)

*Prof. jur. Kurt Jenny                    Lawyer
Aeschengraben 18
4051 Basel, Switzerland

*Prof. Dr. Werner Stauffacher             Head of Department of
Head of Department                         Research, University of
of Research                                Basel
University of Basel
Hebelstrasse 32
4056 Basel, Switzerland

*Prof. Charles Weissmann                  Professor, University of
Institut fur                               Zurich
Molekularbiologie I
1er Universitaet Zurich
Hoenggerberg
8093 Zurich, Switzerland

Dr. Markus Altwegg                        General Manager, Head of
                                           Pharma Stammhaus Basel,
                                           Group Informatics

Mr. Jean-Luc Belingard                    General Manager, Head of
                                           Diagnostics Division

Dr. Roland Bronnimann                     General Manager, Head of
                                           Vitamin and Fine Chemicals
                                           Division.

Prof. Jurgen Drews                        General Manager, Head of
                                           Research and Development